Exhibit 99.1

China Rapid Finance Reports Second Quarter 2018 Unaudited Financial Results

--Net Revenue Up 51%, Adjusted EPS Loss Reduced by Half--

--Lender Funding Remained Resilient--

--Reorganization Reduced OPEX Run Rate by 11% or $4.2 million--

--Breakeven on Loan Volumes Less Than Half the 2017 Rate--

--$20 Million Share Repurchase--

SHANGHAI, August 15, 2018 (PR NEWSWIRE) – China Rapid Finance Limited (“China Rapid Finance” or the “Company”) (NYSE: XRF), operator of one of China’s largest consumer lending marketplaces, today reported its unaudited financial results for the second quarter ended June 30, 2018.

Dr. Zane Wang, Chief Executive Officer, Founder and Chairman of the Company, commented: “During the past several months, the P2P industry in China has been experiencing changes driven by regulators’ intention to encourage industry consolidation and to establish a healthy environment for long term growth. While the changes have challenged the industry, once market stability is restored we believe the resulting environment will ultimately position the industry’s leading companies, including China Rapid Finance, with greater long-term profitable growth potential.  This regulatory process has created an opportunity for China Rapid Finance to demonstrate the high priority that we have always placed on regulatory compliance.  It has also highlighted the benefits of our robust model.  We have stepped up our level of product innovation, seeking to identify unmet needs of the consumer in China and offering attractive products that extend beyond facilitating basic loans.  We are seeing early indications that our efforts are effective.  New products designed around membership privileges, referral programs, and special service offerings for our best customers are proving to be popular, generating higher profitability and credit quality, and reinforcing customer loyalty.  By focusing on our customer relationships, we can continue to offer new products, privileges and services to meet the lifetime needs of our best customers.”

“Importantly, our funding remained resilient in Q2 despite changing market conditions. Our wealth management staff is in direct communication with our lender community on a regular basis.  We are keeping them informed of our risk management approach and the results we are achieving, which is critical to earning their confidence.  Our lender count remains unchanged at around 18,000, a strong signal that investors recognize the credibility of our marketplace.  Our active customer relationship management and progress on institutional funding contributed to an overall net positive fund inflow for the second quarter.  As important, some institutional investors that exited in the first quarter are now returning to our marketplace and actively exploring new investment opportunities.”

Dr. Wang continued, “During the quarter we continued our proactive efforts to structure XRF as a more nimble and streamlined organization.  The actions taken in the first half improved our breakeven point to a loan volume rate that is less than half our 2017 level.  As market stability returns, we are confident that we can operate profitably and grow rapidly by serving our best customers with innovative new products that satisfy their lifetime credit needs.”

Dr. Wang concluded, “We are encouraged by regulators’ most recent positive messages delivered to the industry.  First, in early August, regulatory authorities issued guidelines for evaluating P2P platforms and reaffirmed their intentions to bolster the healthy development of the P2P industry by encouraging compliant companies to continue operations and apply for registration.  Second, regulatory authorities are developing and consolidating a nationwide credit reporting system. Recognized P2P lending platforms, including China Rapid Finance, have now been requested to report consumer credit data and to contribute to the national credit reporting system alongside the banks and other financial institutions. We believe this is a very positive development. China Rapid Finance was very pleased to respond by submitting our first batch of delinquent borrower data in early August.  Our data was among the first to be listed on a recent notice by the regulatory authorities.  We are committed to actively participate and support this national credit system, and believe this credit reporting can provide additional motivation for borrowers to build positive credit history.”

Operating Highlights

Please note that all figures refer to the second quarter of 2018, unless stated otherwise.

The Company noted the following progress during the quarter:

•

Streamlined operations and lowered operating expenses through aggressive cost cutting:  In the second quarter, the Company reduced headcount by 15% and closed more than 20 offline Data Verification Center offices.  XRF also started the migration of Lifestyle Loans to on-line fulfillment.  These actions reduced operating expense run rate by $4.2 million, and lowered the Company’s breakeven point to a loan volume that is below half the 2017 level.  The one-time cost related to these actions was $1.4 million in Q2.

•

Product innovations: XRF upgraded its lending services for its core market of emerging middle-class mobile active consumers.  The Company launched new Lifestyle Lite Loans and upgraded the traditional Lifestyle Loans.  With upgraded product offerings, customer satisfaction improved due to a more flexible combination of duration and line of credit.  Furthermore, the reorganization to segment-led business units is resulting in better customer service.

•

New borrowers added were 73 thousand, a sequential quarterly increase of 135%.  As planned, new borrower acquisition was down substantially from the 760 thousand added in the prior year period.  The new borrower growth demonstrated the Company’s commitment to operating conservatively while also proactively focusing on its most established long-term borrowers.  Notably, new loan product innovations started to attract high-quality new borrowers with favorable credit behaviors, including high credit scores, low default rate and healthy credit demand.

•

Number of loans facilitated totaled 1.7 million, down 66% from the prior year period, due to a decrease in consumption loans resulting from the lower new borrower additions.  The Company emphasized larger loans with longer maturities to existing customers, resulting in less loan turnover.

•

Total loan volume of $408 million was down 43% from the prior year period.  The Company intentionally drove a change in product mix, resulting in consumption loan volume down 55% year-on-year to $289 million, and lifestyle loan volume up 42% year-on-year to $118 million.

•	Average loan size for all loans was $234, up 65% year-on-year to its highest level since the beginning of 2017, a result of nearly all new loans going to more seasoned borrowers.

•

Cumulative loan volume per borrower continued to grow.  All cohort groups increased their cumulative loan volume per borrower, with no signs of slowing.  Notably, even the most seasoned cohort (39 months on the platform) continued to grow at a steady pace.  The stability of growth demonstrates the value of established long-term relationships with borrowers, further confirming our customer loyalty.

•	Annualized loss rate of consumption loans as of June 30, 2018 was 4.9%.

	For the Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018	YoY
Number of loans facilitated (‘000)
Consumption loans	5,083	2,507	1,731	-66%
Lifestyle loans	8	6	11	38%
Total	5,091	2,513	1,742	-66%
Number of new borrowers (‘000)
Consumption loans	753	26	64	-92%
Lifestyle loans	7	5	9	29%
Total	760	31	73	-90%

Repeat borrower rate[1]	72%	76%	75%	4%

Loan volume (in US$ millions)
Consumption loans	637.5	417.4	289.2	-55%
Lifestyle loans	83.2	73.1	118.3	42%
Total	720.7	490.5	407.5	-43%

Chief Financial Officer Kerry Shen noted: “The proactive business unit reorganization we undertook in the first half is having the intended impact. Our revenue and gross billings grew meaningfully despite reduced loan volume and new borrower acquisitions.  We also took over $4 million out of our operating expense run rate, and can now achieve breakeven on far lower loan volumes than we generated last year.”

“We also overhauled our product lineup in order to achieve three objectives.  First, the overhaul enabled compliance with all applicable regulations.  Second, we shortened our path toward profitability by eliminating loan products with lengthy payback periods.  Third, we introduced a

[1]	Repeat borrower rate is defined as the total number of customers who borrowed more than once divided by the total number of borrowers on our marketplace. Both numbers are calculated since inception.

customer loyalty program for our best customers.  The product overhaul increased our take rate, reduced churn, and increased the product portfolio’s profitability.  The successful launch of our loyalty program is a clear demonstration of our aspiration to build quality customer relationships, not just one-time borrowers, so our revenue growth doesn’t depend solely on the growth of loan volume or replacing existing borrowers with new borrowers. This overhaul is a significant factor in reducing our breakeven point to less than half of the loan volume of 2017.”

Kerry continued, “We are encouraged by the support of our lender community, which is a function of our long operating history and low delinquency rates.  With tangible and visible progress this quarter, we are confident that we are well-positioned to operate effectively in the current regulatory and funding environment.”

Financial Highlights

Please note that all figures refer to the second quarter of 2018, unless stated otherwise.

Gross Billings and Revenue

•	Total gross billings on transaction and service fees[2] were $35.1 million, up 43% from $24.5 million in the second quarter of 2017.

o

Gross billings from Consumption loans were $9.4 million, down 29% from $13.2 million in the prior year period mainly because of a 55% decrease in consumption loan volume.  Consumption loans’ fee rate increased modestly, reflecting a change in the mix of loan types originated.

o

Gross billings from Lifestyle loans were $25.7 million, up 127% from $11.3 million in the prior year period.  The pricing model of Lifestyle loans was changed, with risk-based fees being charged to borrowers and passed on to investors.  The Lifestyle loan portfolio was upgraded by replacing “off-the-rack” types of loans with a series of new Lifestyle loan products offering more loan sizes, durations and fee structures.  The new broader portfolio is tailored to meet the needs of borrowers’ diversified lifestyle-event.  These efforts have started to show favorable results as evidenced by the reacceleration in loan volume growth and improved monetization.

•

Net revenue was $23.0 million, up 51% year-on-year, despite a decrease in total loan volume of 43% year-on-year. The robust growth of net revenue demonstrates the effectiveness and strong execution of the Company’s strategy, which consists of: 1) new product design and an upgraded product portfolio that tailors services to borrowers and yields better economics; and 2) a focus on high-quality repeat borrowers, who are known to generate favorable returns based on earlier investments.  The strategy is proving to be effective, based on net revenue as a percentage of total loan volume (“net revenue take rate”) more than doubling to 5.6% in this quarter from 2.1% a year ago.

[2]

Gross billings on transaction and service fees is defined as transaction and service fees billed to customers and value-added service fees, inclusive of related value-added taxes, before deduction of customer acquisition incentives ("CAI").

Operating Expenses

•

Servicing expenses were $2.9 million, down 18% year-on-year from $3.5 million in the second quarter of 2017, due mainly to improved efficiency in customer and loan collection services.  Reorganizational costs accounted for $0.1 million of servicing expense in Q2.

•

Sales and marketing expenses were unchanged at $10.0 million, an increase of 5% from the second quarter of 2017.  This was primarily due to increased promotional expenses related to the Lifestyle loan and Wealth Management unit, offset by lower new borrower acquisition payments to channel partners.  Reorganizational costs accounted for $0.3 million of sales and marketing expense in Q2.

•

General and administrative expenses were $16.5 million, up 24% year-on-year from $13.3 million in the second quarter of 2017.  The increase in G&A was mainly due to reorganizational costs of $1.0 million, as well as $0.9 million of increased costs associated with third-party collection services.

•

Product development expenses[3] were $4.2 million, up 67% year-on-year from $2.5 million in the second quarter of 2017.  The increase was due principally to increased investment in technology for loan matching and data analysis, as well as improvements to the transaction processing and servicing platform.

The Company emphasizes that second quarter operating expenses reflects some legacy spending that was eliminated by the first half reorganization.  The Company reduced its operating expense run rate by $4.2 million from the rate reported for the first quarter.

Net Income

•

GAAP net loss was $10.6 million, narrowed by 22% from a net loss of $13.5 million in the second quarter of 2017.  The improvements came despite the near-term impact from increased expenses associated with the reorganization.

•

Non-GAAP adjusted loss before income tax expense was $8.7 million, as compared to $12.7 million in the second quarter of 2017.  Compared to GAAP results, this loss excludes share-based compensation and reorganization costs.

•	GAAP net loss attributable to ordinary shareholders was $10.6 million, as compared to a net loss of $96.4 million in the prior year period.

[3]

Product development expenses include expenses incurred to facilitate the loan matching business, to gather historical data and borrowing behaviors, as well as to maintain, monitor and manage our transaction and service platform. We recognize website, software and mobile applications development costs in accordance with ASC 350-50 “Website development costs” and ASC 350-40 “Software — internal use software,” respectively.

•	GAAP EPS was ($0.16) per share, as compared to ($1.93) per share in the prior year period.

•

Adjusted EPS was ($0.13) per share, as compared to ($0.26) per share in the prior year period. The decreased net loss per share was mainly due to improved monetization that drove robust growth of gross billings and net revenue, and improved efficiency that reduced operating expenses.

Balance Sheet and Cash Flow

As of June 30, 2018, the Company had cash and cash equivalents of $58.8 million and restricted cash of $2.7 million.  Operating cash flow was negative $12.4 million, which compares to negative $16.2 million in the prior year period.  The improvement in operating cash flow was mainly due to reduced net loss.  The Company believes that its cash resources are more than adequate to fund operations and growth initiatives.

Outlook and Share Repurchase Program

This outlook is based on information available as of the date of this press release, and is subject to change.  The outlook depends in part on a stable regulatory environment and continued access to funding.

As our Q2 results reveal, the Company has made measurable progress on its path toward profitability. We expect to achieve forward-progress towards generating profitability in due course, barring any unforeseen changes to the regulatory or funding environment.

The Company believes the current market price of its ADRs does not reflect the promising outlook for its business.  Accordingly, the Company is initiating a $20 million share repurchase program.

Commenting on the share repurchase, Dr. Wang said, “With this share repurchase authorization, our board is making a strong statement about our confidence in the future of XRF.  We have more than enough cash to fund our current operations and expect to be operating profitably in the near future.  The board and management team firmly believe that the Company’s current stock market valuation reflects neither the untapped value of our established customer relationships and the business we have built, nor our prospects for future growth.  Repurchasing shares now represents a rational use of cash for the benefit of all shareholders, and fits within our capital allocation strategy, which we believe is prudent and consistent with our commitment to build shareholder value.”

The approved share repurchase may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company's working capital requirements, general business conditions and other factors, as well as subject to applicable rules and regulations, including requirements of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.  The Company plans to fund the purchases out of its existing cash balance or future cash provided by operating activities.

Conference Call:

The Company will hold a conference call on Wednesday, August 15, 2018 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. China Standard Time) to discuss its financial results.

Participants may access the call by dialing the following numbers:

International:	+1 (412) 902-4272
United States Toll Free:	+1 (888) 346-8982
China Toll Free:	+86 4001-201203
Hong Kong Local Toll:	+852 301-84992
Conference ID:	China Rapid Finance call

A replay will be accessible through August 22, 2018 by dialing the following numbers:

United States:	+1 (877) 344-7529
International:	+1 (412) 317-0088
Replay Access Code:	10122643

A live and archived webcast of the conference call will be available through the Company's investor relations website at http://chinarapidfinance.investorroom.com.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decisioning technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's 500 million emerging middle-class mobile active consumers. China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors.  For more information, please visit http://ChinaRapidFinance.InvestorRoom.com.

Use of Non-GAAP Financial Measures

We use non-GAAP adjusted profit/(loss) before income tax expense, a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that this measurement helps identify underlying trends in our business by excluding the impact of share-based compensation expenses and discretionary payments. We believe that it also provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted profit/(loss) before income tax expense is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net profit/(loss) or other consolidated statements of comprehensive profit/(loss) prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this announcement.

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth below is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “may,” "will," "expects," "anticipates," “aims,” "future," "intends," "plans," "believes," "estimates," “likely to” and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance’s financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services.

Further information regarding these and other risks is included in China Rapid Finance’s reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

In China:

China Rapid Finance
Sean Zhang
Tel: +86 (21) 6032-5999
Email: IR@crfchina.com

Or

The Blueshirt Group

Gary T. Dvorchak, CFA
Tel: +86 (138) 1079-1480
Email: gary@blueshirtgroup.com

In the US:

The Blueshirt Group

Ralph Fong
Tel: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com

CHINA RAPID FINANCE LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE LOSS

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018
	USD	USD	USD
Revenue:
Transaction and service fees (net of customer acquisition incentive)	14,691	16,329	22,728
Other revenue	462	351	347
	15,153	16,680	23,075
Reversal/(Provision) for loan losses	10	8	(115)
Discretionary payments	-	(9,052)	-
Tax related surcharges	(1)	(3)	-
Net revenue	15,162	7,633	22,960
Operating expense:
Servicing expenses	(3,476)	(3,193)	(2,856)
Sales and marketing expenses	(9,522)	(10,491)	(10,015)
General and administrative expenses	(13,266)	(19,896)	(16,484)
Product development expenses	(2,537)	(4,188)	(4,239)
Total operating expenses	(28,801)	(37,768)	(33,594)
Other income (expense):
Other income (expense), net	149	291	116
Loss before income tax expense	(13,490)	(29,844)	(10,518)
Income tax expense	(28)	(345)	(34)
Net loss	(13,518)	(30,189)	(10,552)
Accretion on Series A convertible redeemable preferred shares to redemption value	(24)	-	-
Accretion on Series B convertible redeemable preferred shares to redemption value	(135)	-	-
Accretion on Series C convertible redeemable preferred shares to redemption value	(653)	-	-
Deemed dividend to Series C convertible redeemable preferred shares upon Initial Public Offering	(82,034)	-	-
Net loss attributable to ordinary shareholders	(96,364)	(30,189)	(10,552)
Net loss	(13,518)	(30,189)	(10,552)
Foreign currency translation adjustment, net of nil tax	(99)	288	(39)
Comprehensive loss	(13,617)	(29,901)	(10,591)
Weighted average number of ordinary shares used in computing net loss per share
Basic	50,013,189	65,131,066	65,356,887
Diluted	50,013,189	65,131,066	65,356,887
Loss per share attributable to ordinary shareholders
Basic	(1.93)	(0.46)	(0.16)
Diluted	(1.93)	(0.46)	(0.16)

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(US$ in thousands, except share data and per share data, or otherwise noted)

	As of
	June 30, 2017	March 31, 2018	June 30, 2018
	USD	USD	USD
Assets
Cash and cash equivalents	74,517	71,661	58,809
Restricted cash	17,372	2,913	2,708
Loans receivable, net of allowance for loan losses US$103 thousand, US$89 thousand and US$206 thousand as of March 31, 2017, March 31, 2018 and June 30, 2018, respectively	467	605	1,917
Safeguard Program receivable	5,168	16,987	13,841
Receivables, prepayments and other assets	15,095	16,801	20,978
Property equipment and software, net	5,066	6,029	5,551
Total assets	117,685	114,996	103,804
LIABILITIES AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Liabilities:
Safeguard Program payable	16,139	17,310	14,057
Accrued liabilities	32,314	49,414	54,464
Income tax payable	1,935	2,087	1,981
Deferred revenue	1,159	10,910	8,220
Total liabilities	51,547	79,721	78,722
Shareholders’ equity:
Ordinary shares (US$0.0001 par value, 500,000,000 shares authorized; 64,705,172 shares and 65,356,887 shares issued and outstanding as of June 30, 2017 and March 31, 2018 respectively; 65,436,297 shares issued, and 65,398,387 shares outstanding as of June 30, 2018)	6	6	6
Additional paid-in capital	280,612	282,435	282,833
Accumulated other comprehensive income	(1,062)	(455)	(494)
Accumulated deficit	(213,418)	(246,711)	(257,263)
Less: (nil as of June 30, 2017 and March 31, 2018; 37,910 shares as of June 30, 2018)	-	-	-
Total shareholders’ equity	66,138	35,275	25,082
Total liabilities and shareholders’ equity	117,685	114,996	103,804

CHINA RAPID FINANCE LIMITED

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW DATA

(US$ in thousands, except share data and per share data, or otherwise noted)

	For the Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018
	USD	USD	USD
Net cash used in operating activities	(16,163)	(22,910)	(12,391)
Net cash used in investing activities	(350)	(332)	(333)
Net cash provided by financing activities	67,292	-	-
Effect of exchange rate changes on cash and cash equivalents	(786)	22	(128)
Net increase/(decrease) in cash and cash equivalents	49,993	(23,220)	(12,852)
Cash and cash equivalents at beginning of period	24,524	94,881	71,661
Cash and cash equivalents at end of period	74,517	71,661	58,809

CHINA RAPID FINANCE LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(US$ in thousands, except share data and per share data, or as otherwise noted)

	For the Three Months Ended
	June 30, 2017	March 31, 2018	June 30, 2018
	USD	USD	USD
Loss before income tax expense	(13,490)	(29,844)	(10,518)
Add: share-based compensation expense	810	964	398
Add: provision for discretionary payments	-	9,052	-
Add: impact from new revenue standard	-	4,490	-
Add: reorganization costs	-	-	1,386
Non-GAAP adjusted loss before income tax expense	(12,680)	(15,338)	(8,734)